Exhibit 99.2

Working at the frontier to unlock new opportunities

for customers as they navigate the digital world

VimpelCom Ltd.

Victoria Place, 31 Victoria Street

Hamilton HM10, Bermuda

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

5 August 2016

11 am Central European Time

The meeting will be held at the following office address:

Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands

Working at the frontier to unlock new opportunities for customers as they navigate the digital world

VimpelCom Ltd.

Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda

NOTICE

OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF VIMPELCOM LTD.

1 July 2016

Dear Shareholder,

It is a pleasure to invite you to the 2016 annual general meeting of shareholders (the “AGM”) of VimpelCom Ltd. (“VimpelCom” or the “Company”). The supervisory board of the Company (“Supervisory Board”) has resolved that the AGM will be held on Friday 5 August 2016 at 11 am (Central European Time) at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands. Only the holders of record of VimpelCom shares at the close of business on 1 July 2016, the record date for the AGM, are entitled to vote at the AGM under Bermuda law and the VimpelCom bye-laws.

The agenda of the meeting is as follows:

1.	Shareholders to receive the report of the Company’s auditor and the audited financial statements of the Company for the financial year that ended 31 December 2015;

2.	Re-appoint PricewaterhouseCoopers Accountants N.V. (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2017 annual general meeting of shareholders of the Company and authorise the Supervisory Board to determine the remuneration of the auditor;

3.	Election of individual directors to the Supervisory Board (information about the candidates is provided in Attachment 1); and

4.	Any other business which may properly come before the meeting or any adjournment of the meeting.

The formal notice of the AGM is set out on page 3 of this document.

The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2015 (prepared in accordance with IFRS) appear on the Company’s website at www.vimpelcom.com and may be found at http://www.vimpelcom.com/Investor-relations/Reports—results/20-F/.

The affirmative vote of a simple majority of the votes cast at the AGM, at which a quorum is present, will be required to re-appoint PWC as the Company’s auditor to hold office until the conclusion of the 2017 annual general meeting of shareholders of the Company.

Voting on the election of directors will be by way of cumulative voting and information about the cumulative voting procedure is provided on page 5 of this document.

VimpelCom shareholders are requested to complete and return the proxy form or voting instruction form (as relevant to how your shares are held) to ensure that their shares will be represented at the AGM. If you have any questions, you may contact Remco Vergeer at +31621187402 or remco.vergeer@vimpelcom.com. Information regarding the resolutions to be proposed at the AGM is set out on page 5 of this document. We encourage you to read that information carefully.

The Supervisory Board recommends that shareholders vote in favour of the proposal to re-appoint PWC as the Company’s auditor.

VIMPELCOM LTD.

NOTICE OF THE ANNUAL GENERAL MEETING

OF SHAREHOLDERS FOR 2016

TO THE SHAREHOLDERS OF VIMPELCOM LTD.

NOTICE is given that the 2016 annual general meeting (“2016 AGM”) of the shareholders of VimpelCom Ltd. (“VimpelCom” or the “Company”) will be held on 5 August 2016 at 11 am (Central European Time) at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands to receive the report of the Company’s auditor and the financial statements of the Company for the financial year ended 31 December 2015 and to vote upon the following proposals:-

1.	To re-appoint PricewaterhouseCoopers Accountants N.V. (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2017 annual general meeting of shareholders of the Company and to authorize the Supervisory Board to determine the remuneration of the auditor.

2.	To appoint Stan Chudnovsky as a director of the Company.

3.	To appoint Mikhail Fridman as a director of the Company.

4.	To appoint Gennady Gazin as a director of the Company.

5.	To appoint Andrei Gusev as a director of the Company.

6.	To appoint Gunnar Holt as a director of the Company.

7.	To appoint Sir Julian Horn-Smith as a director of the Company.

8.	To appoint Jørn Jensen as a director of the Company.

9.	To appoint Nils Katla as a director of the Company.

10.	To appoint Alexey Reznikovich as a director of the Company.

11.	Any other business which may properly come before the meeting or any adjournment of the meeting.

If any other matter properly comes before the meeting or any adjournment of the meeting, the persons named in the proxy form and voting instruction for the meeting will vote the shares represented by all properly executed proxies and voting instructions in their discretion.

The Supervisory Board has set 1 July 2016 as the record date for the 2016 AGM. This means that only those persons who are registered holders of VimpelCom common shares at the close of business on that record date will be entitled to receive notice of the 2016 AGM and to attend and vote at the meeting and any adjournment of the meeting.

Proof of ownership of common shares, as well as a form of personal identification, must be presented in order to be admitted to the meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the meeting.

This notice should be read in conjunction with the accompanying information.

The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2015 (prepared in accordance with IFRS) appears on the Company’s website at www.vimpelcom.com and may be found at http://www.vimpelcom.com/Investor-relations/Reports—results/20-F/.

Information about the nominees for appointment to the Supervisory Board is set out in the material accompanying this notice.

By Order of the Supervisory Board

Marlies A. Smith

Secretary

Dated 1 July 2016

Record Date and Voting

Registered holders of record of VimpelCom common shares will be entitled to vote at the 2016 AGM or any adjournment or postponement of the meeting. You are the registered holder of record of VimpelCom shares if your VimpelCom shares are registered in your name on VimpelCom’s register of members at the close of business on the record date for the meeting, which is 1 July 2016. Holders of record of VimpelCom shares will receive a proxy form from VimpelCom, which must be duly executed before a notary public and thereafter returned to the Company, and will be entitled to vote by proxy at the 2016 AGM.

Holders of record of VimpelCom American Depositary Shares (“ADSs”) will be entitled to instruct the depositary as to the exercise of the voting rights attaching to the VimpelCom common shares represented by the holder’s VimpelCom ADSs. You are a holder of VimpelCom ADSs if your VimpelCom ADSs are evidenced by physical certificated American Depositary Receipts or book entries in your name so that you appear as a VimpelCom ADS holder in the register maintained by the depositary at the close of business on the record date. If you are a holder of record of VimpelCom ADSs, you will receive a voting instruction from the depositary with instructions on how to instruct the depositary to vote the VimpelCom common shares represented by your VimpelCom ADSs.

If you hold VimpelCom ADSs through a bank, broker or other nominee (in “street name”), you may receive from that institution a voting instruction form that you may use to instruct them on how to cause your VimpelCom ADSs to be voted.

Registered holders of VimpelCom shares can vote at the 2016 AGM by ballot. If you are a VimpelCom ADS holder you may not vote your shares in person at the 2016 AGM unless you obtain a power of attorney from the depositary giving you the right to vote the shares at the 2016 AGM. Even if you plan to attend the 2016 AGM, we recommend that you also submit your proxy form or voting instruction as described in this document so that your vote will be counted if you later decide not to attend the meeting.

A quorum for the transaction of business at the 2016 AGM is the presence in person of two or more persons at the start of the meeting having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50% plus 1 voting share of the total issued voting shares in VimpelCom at the relevant time.

Pursuant to the VimpelCom bye-laws, the re-appointment of the auditor is subject to the affirmative vote of a simple majority of the votes cast.

Pursuant to the VimpelCom bye-laws, the resolutions for appointment of the director nominees will be voted upon by way of cumulative voting. Further details on the cumulative voting procedures relevant to the 2016 AGM are set out on page 5 below.

In the event a quorum is not present at the 2016 AGM, then the meeting will stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the chief executive officer of the Company may determine.

Abstentions will be counted towards the presence of a quorum at, but will be not considered votes cast on any proposal brought before the annual general meeting.

If you are a registered holder of VimpelCom shares and have voted by proxy, you may change your vote by signing, dating and returning a new completed proxy form (such proxy form having been executed in the presence of a notary public) with a later date on or before the voting deadline of 4 August 2016 at 11 am (Central European Time) or by attending the 2016 AGM and voting in person. If you are a VimpelCom ADSs holder and have voted by submitting a voting instruction, you may change your vote at any time before the voting deadline of 12.00 noon Eastern Standard Time in the United States on 29 July 2016. If you hold your VimpelCom ADSs in street name and wish to change your vote, you should follow the instructions provided by your bank, broker or other nominee. Registered holders of VimpelCom shares or VimpelCom ADSs who need another copy of their proxy form or voting instruction may contact the Company by any of the following methods:

Mail Claude Debussylaan 88 1082 MD Amsterdam The Netherlands Attention: Legal Department	E-mail alex.lemke@vimpelcom.com Phone +31 20 797 7257

The Proposals

Set out below is a description of each proposal for which shareholder approval is sought. The Supervisory Board has recommended that the shareholders vote in favor of Proposal 1.

PROPOSAL 1: RE-APPOINTMENT OF AUDITOR

Text of the proposed resolution:

1.	To re-appoint PricewaterhouseCoopers Accountants N.V. (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2017 annual general meeting of shareholders of the Company and to authorize the Supervisory Board to determine the remuneration of the auditor.

Explanatory Information:

•	In accordance with Bermuda law, the review and audit of the financial statements of a Bermuda company must be conducted by an external auditor. The appointment of the auditor is made by shareholders on an annual basis. The Supervisory Board may be authorised by the shareholders to determine the remuneration of the auditor.

PROPOSALS 2-10. ELECTION OF THE SUPERVISORY BOARD

Text of the proposed resolutions:

2.	To appoint Stan Chudnovsky as a director of the Company.

3.	To appoint Mikhail Fridman as a director of the Company.

4.	To appoint Gennady Gazin as a director of the Company.

5.	To appoint Andrei Gusev as a director of the Company.

6.	To appoint Gunnar Holt as a director of the Company.

7.	To appoint Sir Julian Horn-Smith as a director of the Company.

8.	To appoint Jørn Jensen as a director of the Company.

9.	To appoint Nils Katla as a director of the Company.

10.	To appoint Alexey Reznikovich as a director of the Company.

Explanatory Information:

•	Members of the Supervisory Board are elected for one-year terms, which will expire at the annual general meeting of shareholders of the Company to be held in 2017 (unless the director is removed from office or his office is vacated in accordance with the bye-laws of the Company).

•	Each of these candidates has consented, in writing, to his nomination to the Supervisory Board. Information about the candidates for appointment to the Supervisory Board is attached to this document (Attachment 1).

Shareholder Approval Required:

The election of the Supervisory Board itself is conducted by cumulative voting, which allows proportionate representation of shareholders on the Supervisory Board.

In accordance with the VimpelCom bye-laws, each shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the Supervisory Board from among the 9 nominated candidates) and either allocate all of these votes to one nominee or distribute the total number of votes among 2 or more of the nominees proposed to be elected to the Supervisory Board.

Each shareholder should vote on each of proposals 2 to 10 by writing the number of votes allocated to each of the nominees selected by it in the appropriate box in the proxy form or voting instruction enclosed or, if attending the meeting, in the poll card or ballot handed out at the meeting. The sum of votes cast for the nominees selected by the shareholder may not exceed the total number of votes at such shareholder’s disposal for the appointment of directors.

Attachment 1 to the Notice

INFORMATION ON THE NOMINEES FOR THE APPOINTMENT TO THE SUPERVISORY BOARD OF VIMPELCOM LTD.

Stan Chudnovsky is Head of Product for Messaging at Facebook. Prior to Facebook, Mr. Chudnovsky was VP of Growth, Global Strategy and Special Operations at PayPal after a company he co-founded, IronPearl, was acquired. Mr. Chudnovsky also co-founded several other successful Internet companies including Jiff, NFX, Ooga Labs, and Wonderhill. Before that, Mr. Chudnovsky was building Tickle Inc., one of the first social media companies, and grew it to become one of the largest websites in the world by 2003. Mr. Chudnovsky has served on a number of corporate boards, including Goodreads and Zinch. He currently serves as Director at Jiff Inc. Originally from Moscow, Mr. Chudnovsky got his engineering degrees back in Russia and has been living in the San Francisco Bay Area since 1994.

Mikhail Fridman has been a director of VimpelCom Ltd. since April 2010. Mr. Fridman was a member of the board of directors of PJSC VimpelCom from July 2001 until April 2010. He currently serves as a member of the board of directors of of LetterOne Holdings S.A. and LetterOne Investment Holdings S.A., the Luxembourg based international investment business. He also serves as a member of the board of directors of OJSC Alfa-Bank, as well as Chairman of the supervisory boards of the Alfa Group Consortium and LetterOne Holdings S.A. Mr. Fridman also serves as a member of the supervisory board of X5 Retail Group N.V. He is a member of the Public Chamber of the Russian Federation. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Altimo and X5 Retail Group N.V. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Gennady Gazin has been an alternate director of VimpelCom Ltd. since October 2014 and a director of VimpelCom Ltd. since June 2015. Mr. Gazin is serving as a chairman of VimpelCom Ltd.’s nominating and corporate governance committee and as a member of its finance and strategy committee and audit committee. Mr. Gazin currently serves as Director at Interpipe, a producer of pipes and railroad wheels; Director at GeoAlliance, an oil and gas production company; and Chairman of the Board at Genesis Philanthropy Group. From 2007 to 2012, Mr. Gazin served as CEO of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey & Company’s New York and Moscow offices for 14 years, during which time he was an active member of the Telecommunications practice and also served as the Senior Partner responsible for McKinsey’s CIS practice. Mr. Gazin started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the USA. Mr. Gazin received a bachelor’s degree in Electrical Engineering from Cornell University in 1987, a master’s degree in Electrical Engineering from Stanford University in 1988 and an M.B.A. from the Wharton School of Business at the University of Pennsylvania in 1993.

Andrei Gusev has been a director of VimpelCom Ltd. since April 2014. Mr. Gusev is serving as a chairman of VimpelCom Ltd.’s finance and strategy committee and as a member of its nominating and corporate governance committee and compensation committee. Mr. Gusev is a senior partner at LetterOne Technology (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, from 2006 to 2010, served as its Director of Business Development and M&A. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an M.B.A. from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994.

Gunnar Holt has been a director of VimpelCom Ltd. since June 2015. Mr. Holt is serving as a member of VimpelCom Ltd.’s finance and strategy committee and audit committee. Mr. Holt has been a Senior Advisor at Telenor ASA since 2006 and previously served as a Group Finance Director from 2000 to 2004. From 1995 to 1999, he worked at Aker ASA and Aker RGI ASA, serving as Executive Vice President and CFO. From 1986 to 1995, he held various leadership positions in the Aker Group, including Deputy President of Norwegian Contractors AS, Executive Vice President and Chief Financial Officer of Aker Oil and Gas Technology AS, President of Aker Eiendom AS, and Finance and Accounting Director of Aker Norcem AS. From 1978 to 1986, he served as Executive Officer and Special Advisor in the Norwegian Ministry of Petroleum and Energy. Mr. Holt holds a Doctor of Business Administration degree and Advanced Postgraduate Diploma in Management Consultancy from Henley Management Collage, Brunel University, in the United Kingdom; an MBA from the University of Queensland in Australia, and an M.B.A. in finance from the University of Wisconsin. He also received a Diplomøkonom from The Norweigan School of Management. Mr. Holt has served on a number of corporate boards.

Sir Julian Horn-Smith has been a director of VimpelCom Ltd. since July 2014. Sir Julian is active in the global telecommunications sector as a Senior Advisor to UBS Investment Bank, in London and Senior Advisor to CVC (Telecoms and Media). He also serves as an advisor to LetterOne. Sir Julian previously served as Senior Advisor to the Etisalat Group board from 2011 to 2014. Sir Julian was a member of the founding management team of Vodafone Group Plc. He retired from Vodafone in July 2006, where he held a number of senior positions, including Deputy Chief Executive Officer and member of the board. He currently serves as a member of the board of Digicel, a Caribbean and Pacific operator. Sir Julian is also Chairman of eBuilder, based in Sweden. He is a Pro Chancellor at Bath University and chairs the University’s School of Management Advisory Board. He is a Trustee for the Hope for Tomorrow Charity and is the Founder and Co-Chair of The TATLIDiL Conference (British and Turkish Conference). During his career in international telecommunications, Sir Julian has served as Chair of both the Mannesmann Supervisory and Management boards, as well as a Director on a number of company boards, including Lloyds Banking Group plc, Smiths Group, China Mobile, eAccess in Japan, De la Rue plc, Verizon Wireless and SFR in France. Sir Julian earned a Bachelor of Science in economics from University of London in 1970 and a Master of Science from University of Bath in the United Kingdom in 1979.

Jørn Jensen has been a Director of Danske Bank A/S since March 2012. From May 2000 to October 2015, Mr. Jensen worked at Carlsberg Breweries and Carlsberg A/S, including as Deputy Chief Executive Officer and Group Chief Financial Officer from 2007, Executive Vice President and Group Chief Financial Officer from 2004 to 2007, Chief Executive Officer from 2001 to 2004 and Executive Vice President, Finance & Group Chief Financial Officer from 2000 to 2001. Prior to that, Mr. Jensen served as Executive Vice President, Finance & Chief Financial Officer at Nilfisk Advance A/S from 1999 to 2000 and Chief Financial Officer at Foss Electric A/S from 1994 to 1999. Mr. Jensen has served as Member of the Committee on Corporate Governance in Denmark since 2012 and has previously served on a number of corporate boards, including DONG Energy A/S from 2010 to 2015, Brightpoint Inc., Lauritzen Fonden/Vesterhavet A/S and Royal Scandinavia A/S. Mr. Jensen received a Bachelor of Science in Economics from Copenhagen Business School in 1986 and a Master of Science in Economics and Business Administration from Copenhagen Business School in 1988.

Nils Katla has been a director of VimpelCom Ltd. since June 2015. Mr. Katla is a member of VimpelCom Ltd.’s nominating and corporate governance committee and compensation committee (as an alternate director for Mr. Sørby). Mr. Katla joined the Telenor Group in 2001 and has been responsible for growing Telenor’s Nordic and European positions, resulting in a number of acquisitions. He is currently serving as the Senior Vice President of Mergers & Acquisitions for Telenor ASA. From 2004 to 2007, he was a member of the Management Board of Telenor Norway. He has served on a number of Boards of Directors for Telenor Group companies. Before joining Telenor, Mr. Katla served as the Executive Vice President of the Consumer Division at Enitel from 2000 to 2001. He headed the consumer division of Telia Norwayas the Senior Vice President from 1997 to 1999. He has also worked for McKinsey & Company from 1995 to 1997 and Arthur Andersen & Company (later Accenture) from 1990 to 1993. Mr. Katla holds a Master of Science degree in Computer Science and Telematics from the Norwegian Institute of Technology and an M.B.A. from INSEAD.

Alexey Reznikovich has been Chairman of the VimpelCom Ltd. supervisory board since December 2012 and a director of VimpelCom Ltd. since April 2010. He also serves as chairman of VimpelCom Ltd.’s compensation committee. Mr. Reznikovich was a member of the board of directors of PJSC VimpelCom from May 2002 until April 2010. Mr. Reznikovich has served as Managing Partner of LetterOne Telecom since June 2014. Prior to joining LetterOne Telecom, he was Chief Executive Officer of LLC Altimo from April 2005 to May 2014 and Chief Executive Officer of Altimo Holdings & Investments Ltd. from June 2006 to May 2014. He has been a member of the supervisory board of the Alfa Group Consortium since 2002, with overall responsibility for business development and management supervision of the Group’s assets. Mr. Reznikovich was a director of Golden Telecom from May 2007 until February 2008. In 2001, Mr. Reznikovich founded EMAX, a new business venture to develop internet centers in Russia and has been a director of EMAX and of CAFEMAX, an internet café chain, since February 2001. From December 1998 to 2000, Mr. Reznikovich was a partner at McKinsey & Co. Prior to his time at McKinsey, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld in the United States. He graduated from the Economics Faculty of the Moscow State University and received an M.B.A. from Georgetown University in the United States and from INSEAD in France.